Mail Stop 3561

July 23, 2008

Mr. Timothy W. Crawford
Chief Executive Officer
Capital City Energy Group, Inc.
8351 North High Street, Suite 101
Columbus, Ohio 43235

   Re: Capital City Energy Group, Inc.
     Item 4.01 Form 8-K
     Filed June 30, 2008
     File No. 333-140806

Dear Mr. Crawford:

  We have completed our review of your Form 8-K and have no further comments at this time.

            Sincerely,

            Ta Tanisha Meadows
            Staff Accountant